FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

Press Release(s) March 2010

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: April  12, 2010

BY:

Chris Robbins

It’s       Vice President

(Title)

***A printer-friendly PDF version has been included in this filing***

ANGLO SWISS RESOURCES INC.

Suite 309 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N6

604-683-0484

Fax: 604-683-7497

April 12, 2010

Securities & Exchange Commission	VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per:

Chris Robbins

Vice  President

March 8, 2010

Not For Distribution in the United States of America

Anglo Swiss Resources Inc. Completes $1,500,000 Private Placement

IMMEDIATE RELEASE

Vancouver, British Columbia.

March 8, 2010

            TSX Venture: ASW

            OTCBB: ASWRF

            Frankfurt: AMO

Anglo Swiss Resources Inc. (the “Company”) has completed the brokered private placement equity offering announced on February 26, 2010 issuing 4,285,715 units ("Units") at a price of $0.35 per Unit for total gross proceeds of $1.5 million. Each Unit consists of one common share (a “Share”) and one-half of one common share purchase warrant (a “Warrant”) of the Company. Each full Warrant shall be exercisable for a period of one year from the closing date at an exercise price of $0.50 per Share.

Kingsdale Capital Markets Inc. of Toronto (“Kingsdale”) was the agent for the Company for this offering. The Company paid to Kingsdale a fee equal to 5% of the gross proceeds in cash and the Company granted to Kingsdale agent warrants (“Agent Warrants”) to acquire Units equal to 5% of the number of Units sold. The Agent Warrants will be exercisable for a period of one year, expiring on March 4, 2011 at $0.35 per Unit.

All of the securities issued by Anglo Swiss pursuant to the private placements are subject to a four-month hold period under Canadian securities laws and are subject to restrictions on resale prior to July 5, 2010.

Anglo Swiss Resources Inc. is a mineral exploration company with its current focus on gold, silver and base metals at its 15,000 hectare Nelson Mining Camp located to the south west of Nelson, British Columbia.

The funds raised from this offering will be used for further exploration on the Nelson Mining Camp and the Company’s 100% owned Kenville Gold Mine property where recent results have generated high grade gold assay results and for general corporate and working capital. Please visit the Company's website at www.anglo-swiss.com for more information on the Company and its projects.

Company contacts:

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Investor Relations Contacts:

Jeff Walker or Grant Howard

The Howard Group Inc.

Toll Free: 1-888-221-0915

www.howardgroupinc.com

Reader Advisory

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Statement on Forward-Looking Information:

This release contains certain "forward-looking statements" including, without limitation, expectations, beliefs, plans and objectives regarding the potential transactions and ventures discussed in this release.  Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the risks inherent in mineral exploration, the need to obtain additional financing, the availability of needed personnel and equipment for exploration and development, fluctuations in the price of minerals, and general economic conditions.

March 30, 2010

Anglo Swiss Resources Inc. Initiates 2010

Nelson Mining Camp Exploration

IMMEDIATE RELEASE

Vancouver, British Columbia.

March 30, 2010

            TSX Venture: ASW

                                                                                     OTCBB: ASWRF
                                                                                    Frankfurt: AMO

Anglo Swiss Resources Inc. (“Anglo Swiss”) has provided its 2010 exploration program on the 150 square kilometer Nelson Mining Camp which is expected to exceed $3,000,000. Anglo Swiss’ geotechnical team has reviewed results of the initial Geotech VTEM airborne study interpreted in February of 2010; and has identified two large anomalies within the Nelson Mining Camp.

A new Aeroquest MAG/EM geophysical airborne survey is scheduled to commence and will cover the entire property group and assist in the further targeting of potential mineralized bodies and in delineating the extent of the known mineralized systems. Anglo Swiss has selected the first 6 surface drill sites for their proximity within the two anomalies identified by the earlier Geotech VTEM survey.

The larger Aeroquest MAG/EM airborne survey is designed to substantially increase the further identification of drill targets throughout the entire property suite within the Nelson Mining Camp. The surface diamond drill program is scheduled to begin by the end of April, 2010.

The Nelson Camp provides a large footprint of highly prospective land as Anglo Swiss works towards meeting its goal of defining a gold enriched poly-metallic discovery extending to the south of the Kenville Mine property boundary. The Nelson Camp hosts the Company’s 100% owned Kenville Gold Mine plus numerous historical gold, silver and copper producing mines, numerous surface adits and old workings. Anglo Swiss’ exploration hypothesis, expanded onto the Nelson Camp, is that the possible conduits or source(s) for precious and base metals has never been tested by modern geophysics, surface drilling or computer modeling.

About Anglo Swiss

Anglo Swiss Resources is focused on the 15,000 hectare Nelson Mining Camp, the host to the Company’s 100% owned Kenville Gold Mine plus numerous, historical producing gold, silver and copper mines, numerous surface adits and old workings. The exploration hypothesis is that the possible conduits or source(s) for precious and base metals has never been tested by modern geophysics, surface drilling or computer modeling.

Company contacts:

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: corporate@anglo-swiss.com

Investor Relations Contacts:

Jeff Walker or Grant Howard

The Howard Group Inc.

Toll Free: 1-888-221-0915

www.howardgroupinc.com

Reader Advisory

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Statement on Forward-Looking Information:

This release contains certain "forward-looking statements" including, without limitation, expectations, beliefs, plans and objectives regarding the potential transactions and ventures discussed in this release.  Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the risks inherent in mineral exploration, the need to obtain additional financing, the availability of needed personnel and equipment for exploration and development, fluctuations in the price of minerals, and general economic conditions.